AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2001

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

FARGO ELECTRONICS, INC.
(Name of Subject Company (Issuer))

RUSHMORE ACQUISITION CORP.
ZEBRA TECHNOLOGIES CORPORATION
(Names of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

30744P 10 2
(CUSIP Number of Class of Securities)

EDWARD L. KAPLAN
Chairman
Zebra Technologies Corporation
333 Corporate Woods Parkway
Vernon Hills, Illinois 60061
Tel.: (847) 634-6700

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

COPIES TO:

HERBERT S. WANDER, ESQ. MARK D. WOOD, ESQ. Katten Muchin Zavis 525 West Monroe Street Suite 1600 Chicago, Illinois 60661-3693 Tel.: (312) 902-5200	BRUCE A. MACHMEIER, ESQ. THOMAS A. LETSCHER, ESQ. Oppenheimer Wolff & Donnelly LLP Plaza VII, Suite 3300 45 South Seventh Street Minneapolis, Minnesota 55402-1609 Tel.: (612) 607-7000
/ /	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/	third-party tender offer subject to Rule 14d-1.
/ /	issuer tender offer subject to Rule 13e-4.
/ /	going-private transaction subject to Rule 13e-3.
/ /	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

    Zebra Technologies Corporation, a Delaware corporation ("Zebra"), and Rushmore Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of Zebra, hereby amend and supplement their Tender Offer Statement on Schedule TO originally filed on August 3, 2001 (the "Schedule TO") with respect to Merger Sub's offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), including the associated rights to purchase preferred stock (collectively, the "Shares"), of Fargo Electronics, Inc., a Delaware corporation ("Fargo"), at a purchase price of $7.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which have been previously filed as Exhibits 99.1(a)(1)(A) and 99.1(a)(1)(B), respectively. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

ITEM 11.  ADDITIONAL INFORMATION.

    Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

    A complaint was filed in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001 against Fargo, members of the Fargo Board and Zebra. The complaint purports to be filed by a stockholder of Fargo and includes a request for a declaration that the action be maintained as a class action. The complaint seeks, among other things, injunctive relief and unspecified damages and fees of attorneys and experts. The complaint alleges, among other things, that Fargo's directors have breached their fiduciary duties owed to Fargo's stockholders by, among other things, (1) agreeing to sell the company to Zebra without implementing an adequate sales process designed to maximize stockholder value; (2) agreeing to certain provisions in the Acquisition Agreement which effectively preclude a competing bid; (3) disseminating materially misleading tender offer materials to Fargo's stockholders; and (4) agreeing to certain provisions in the Stockholder Agreements with Zebra which discourage Fargo's directors from pursuing a superior offer. The complaint also alleges that Zebra has knowingly aided and abetted the Fargo directors' breaches of fiduciary duty. A copy of the complaint is filed as an exhibit to the Schedule TO. The foregoing description of the complaint does not purport to be complete and is qualified in its entirety by the provisions of the complaint.

    Fargo believes that the complaint against it is without merit and intends to vigorously contest the lawsuit. Zebra believes that the claim that it has knowingly aided and abetted the alleged breaches by the Fargo directors of their fiduciary duties is without merit and intends to vigorously contest such claim.

ITEM 12.  EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit:

99.1(a)(5)(A)	Complaint filed by James Stewart in District Court, Fourth Judicial District, County of Hennepin, State of Minnesota on August 13, 2001

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

ZEBRA TECHNOLOGIES CORPORATION
	By:	/s/ EDWARD L. KAPLAN Name: Edward L. Kaplan Title: Chairman and Chief Executive Officer
RUSHMORE ACQUISITION CORP.
	By:	/s/ EDWARD L. KAPLAN Name: Edward L. Kaplan Title: President
August 15, 2001